SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2006

Commission File Number: 1-7274

Bell Canada
(Translation of Registrant’s name into English)

1000, rue de La Gauchetière Ouest
Bureau 3700
Montréal, Québec, Canada H3B 4Y7
(514) 870-8777
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	Form 40-F	X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________ .

Notwithstanding any reference to Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in Bell Canada’s site or any other site on the World Wide Web referred to in Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

Dated as of March 8, 1994 BELL CANADA and THE ROYAL TRUST COMPANY — COMPAGNIE TRUST ROYAL Trustee FORTIETH SUPPLEMENTAL TRUST INDENTURE

Table of Contents
SECTION		PAGE
	Recitals	1

ARTICLE ONE
INTERPRETATION

1.01	Part of Original Trust Indenture	3
1.02	Definitions	3

ARTICLE TWO
AMENDMENT OF ORIGINAL TRUST INDENTURE

2.01	Definitions in the Original Trust Indenture	4
2.02	Authorization of Global Debenture	4
2.03	Form of Global Debenture	4
2.04	Partial Redemption	7

ARTICLE THREE
ISSUE OF SERIES ES DEBENTURES

3.01	Limit of Issue and Designation	8
3.02	Form and Terms of Series ES Debentures	8
3.03	Issue of Series ES Debentures	8
3.04	Registration and Transfer	8
3.05	Notice to Series ES Debentureholders	9

ARTICLE FOUR
REDEMPTION AND PURCHASE OF SERIES ES DEBENTURES

4.01	Limitation on Redemption	10
4.02	Purchase of Series ES Debentures	10

ARTICLE FIVE
FORMS OF SERIES ES DEBENTURES

5.01	Form of Series ES Debentures	11
5.02	Form of Series ES Global Debenture	15

ARTICLE SIX
EXECUTION

6.01	Counterparts and Formal Date	16

THIS FORTIETH SUPPLEMENTAL TRUST INDENTURE made as of March 8, 1994

BETWEEN

BELL CANADA incorporated under the laws of Canada and having its registered office in the City of Montréal, in the Province of Québec, herein called the “Corporation”

OF THE FIRST PART

—and—

THE ROYAL TRUST COMPANY —COMPAGNIE TRUST ROYAL, a trust company incorporated under the laws of the Province of Québec and having its head office in the City of Montréal in the said Province, herein called the “Trustee”

OF THE SECOND PART

     WHEREAS under an indenture made as of July 1, 1976 between the Corporation and the Trustee (the “Original Trust Indenture”) the creation and issue of Debentures from time to time without limitation as to principal amount was provided for;

     AND WHEREAS by indentures supplemental to the Original Trust Indenture, the Corporation has issued or authorized for issue (U.S.) $60,000,000 principal amount of 8¾% Debentures, Series DB, Due 1986, $150,000,000 principal amount of 9.40% Debentures, Series DC, Due 2002, (U.S.) $100,000,000 principal amount of 7¾% Debentures, Series DD, Due 1987, $200,000,000 principal amount of 9.85% Debentures, Series DF, Due 2005, $175,000,000 principal amount of 11% Debentures, Series DG, Due 2004, $60,000,000 principal amount of 10¾% Debentures, Series DH, Due 1986, $200,000,000 principal amount of 10½% Debentures, Series DI, Due 1985, $100,000,000 principal amount of 16% Debentures, Series DL, Due 1989, $125,000,000 principal amount of 13 7/8% Debentures, Series DM, Due 2000, $125,000,000 principal amount of 12.65% Debentures, Series DN, Due 2003, $125,000,000 principal amount of 12¼% Debentures, Series DO, Due 1997, $125,000,000 principal amount of 10 7/8% Debentures, Series DP, Due 2007, $50,000,000 principal amount of 10 7/8% Debentures, Series DQ, Due 1991, $150,000,000 principal amount of 9 3/8% Debentures, Series DR, Due 2006, $125,000,000 principal amount of 9.65% Debentures, Series DS, Due 2009, $125,000,000 principal amount of 9.65% Debentures, Series DT, Due 2009, $125,000,000 principal amount of 9.45%

Debentures, Series DU, Due 2011, $125,000,000 principal amount of 10.50% Debentures, Series DV, Due 2009, $500,000,000 principal amount of 10.55% Debentures, Series DW, Due 2015, $500,000,000 principal amount of 10.50% Debentures, Series DX, Due 1998, $150,000,000 principal amount of 10 5/8% Debentures, Series DY, Due 1999, $500,000,000 principal amount of 11% Debentures, Series DZ, Due 2011, $500,000,000 principal amount of 10 7/8% Debentures, Series EA, Due 2000, $200,000,000 principal amount of 10 % Debentures, Series EB, Due 2004, $500,000,000 principal amount of 10.35% Debentures, Series EC, Due 2009, $500,000,000 principal amount of 11.45% Debentures, Series ED, Due 2010, $125,000,000 principal amount of 12 3/8% Debentures, Series EE, Due 2000, $500,000,000 principal amount of 12.50% Debentures, Series EF, Due 1995, $500,000,000 principal amount of 10.75% Debentures, Series EG, Due 2021, $500,000,000 principal amount of 10% Debentures, Series EH, Due 2041, $150,000,000 principal amount of 9 3/8% Debentures, Series El, Due 1996, $500,000,000 principal amount of 9.70% Debentures, Series EJ, Due 2032, $125,000,000 principal amount of 8 % Debentures, Series EK, Due 1997, $500,000,000 principal amount of 9.50% Debentures, Series EM, Due 2002, $50,000,000 principal amount of 7.30% Debentures, Series EN, Due 1997, $500,000,000 principal amount of 9.25% Debentures, Series EO, Due 2053, $150,000,000 principal amount of 8% Debentures, Series EP, Due 1998, $500,000,000 principal amount of 7 7/8% Debentures, Series EQ, Due 1998 and $500,000,000 principal amount of 8½% Debentures, Series ER, Due 2003.

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, section 2.04 thereof, the directors of the Corporation have authorized the creation and issue of additional Debentures thereunder upon the terms set forth in this Fortieth Supplemental Trust Indenture;

     AND WHEREAS pursuant to the provisions of the Original Trust Indenture and, in particular, section 10.01 (f) thereof, it is desirable to amend the Original Trust Indenture to make provision for the issue of Debentures in global form;

     AND WHEREAS all things necessary have been done and performed to authorize the execution of this Fortieth Supplemental Trust Indenture, to make the same effective and binding upon the Corporation and to make the additional Debentures when certified by the Trustee and issued as provided in this Fortieth Supplemental Trust Indenture valid, binding and legal obligations of the Corporation with the benefits and subject to the terms of the Original Trust Indenture and this Fortieth Supplemental Trust Indenture.

     NOW THEREFORE THIS INDENTURE WITNESSETH and it is hereby agreed and declared as follows:

SECTION 1.01
ARTICLE ONE Interpretation

     SECTION 1.01. Part of Original Trust Indenture. The Original Trust Indenture is a part of this Fortieth Supplemental Trust Indenture and by this reference is incorporated herein with the same effect as though at length set forth herein; and in this Fortieth Supplemental Trust Indenture, unless there is something in the subject or context inconsistent therewith, the expressions herein contained shall have the same meaning as corresponding expressions in the Original Trust Indenture. All the provisions of the Original Trust Indenture, except only so far as the same may be inconsistent with the express provisions of this Fortieth Supplemental Trust Indenture, shall apply to and shall have effect in connection with this Fortieth Supplemental Trust Indenture.

     Solely for purposes of the incorporation by reference herein of the Original Trust Indenture (i) the word “Company” defined in section 1.01 of the Original Trust Indenture shall be replaced by the word “Corporation” and (ii) whenever the word “Company” appears in the Original Trust Indenture, it shall be read as a reference to the word “Corporation”.

     SECTION 1.02. Definitions. In this Fortieth Supplemental Trust Indenture, unless there is something in the subject matter or context inconsistent therewith:

     “9.50% Debentures, Series ES, Due 2010” and “Series ES Debentures” mean the U.S.$200,000,000 aggregate principal amount of 9.50% Debentures, Series ES, Due 2010 referred to in section 2.01 hereof, including Debentures issued in substitution for any such Debentures.

     “U.S” or “U.S. funds” or “United States dollar” or “lawful money of the United States of America” or “lawful money of the United States” means coin or currency of the United States of America which at the time of payment is legal tender for the payment of public and private debts in the United States of America.

     “Warrants” means the Series ES Debenture Purchase Warrants created and authorized for issue under the Warrant Indenture entitling the holders thereof to purchase Series ES Debentures in accordance with the provisions of the Warrant Indenture;

SECTION 1.02.
     “Warrant Indenture” means the Warrant Indenture dated as of December 29, 1993 between the Corporation and The Royal Trust Company, as Warrant Agent, providing for the creation and issue of the Warrants.

ARTICLE TWO Amendment of Original Trust Indenture

     SECTION 2.01. Definitions in the Original Trust Indenture. Section 1.01 of the Original Trust Indenture is hereby amended by adding the following definition after the definition of “Debt”:

     “Depositary” means with respect to any subsequent series of Debentures issuable in whole or in part in the form of one or more global Debentures, the person designated as Depositary by the Corporation pursuant to Section 2.04(1) hereof until a successor Depositary shall have become such pursuant to the applicable provisions of this Indenture, and thereafter the term “Depositary” shall mean or include each person who is then a Depositary hereunder and if at any time there is more than one such person, the term “Depositary” as used with respect to the Debentures of any series shall mean the Depositary with respect to the Debentures of such series.

     SECTION 2.02. Authorization of Global Debenture. Section 2.04 of the Original Trust Indenture is hereby amended by adding at the end of subsection (1) the following:

     “including, without limiting the generality of the foregoing, such provisions, if any, relating to whether any Debentures of the series are to be issuable in global form with or without coupons, and, if so, the Depositary for such global Debentures and whether beneficial owners of interests in any such global Debenture may exchange such interests for definitive Debentures of such series and of like tenor of any authorized form and denomination and the circumstances under which, and the place or places where, any such exchanges may occur, if other than in the manner provided in Section 3.10,”

     SECTION 2.03. Form of Global Debenture. Article Three of the Original Trust Indenture is hereby amended by adding the following Sections 3.09 and 3.10:

          “Section 3.09. Global Debenture. If additional Debentures are issuable in global form, as specified pursuant to Section 2.04(1), then, such Debenture shall represent such of the outstanding Debentures of such series as shall be specified

SECTION 2.03

therein and may provide that it shall represent the aggregate amount of outstanding Debentures from time to time endorsed thereon and that the aggregate amount of outstanding Debentures represented thereby may from time to time be reduced to reflect exchanges. Any endorsement of a Debenture in global form to reflect the amount, or any increase or decrease in the amount, of outstanding Debentures represented thereby shall be made by the Trustee in such manner and upon instructions given by such person or persons as shall be specified in such Debenture or by the Corporation. Subject to the provisions of Section 2.07 and, if applicable, Section 2.08, the Trustee shall deliver and redeliver any Debenture in global form in the manner and upon written instructions given by the person or persons specified in such Debenture or by the Corporation. Any instructions by the Corporation with respect to endorsement or delivery or redelivery of a Debenture in global form shall be in writing.

     Unless otherwise specified pursuant to Section 2.04, payment of principal of and any interest on any Debenture in global form shall be made to the person or persons specified therein.

     The owner of beneficial interests in any global Debenture shall not be considered a holder and shall have no rights as such under this Indenture with respect to any global Debenture held on their behalf by a Depositary, and such Depositary may be treated by the Corporation, the Trustee, and any agent of the Corporation or the Trustee as the sole holder and owner of such global Debenture for all purposes whatsoever. Notwithstanding the foregoing, nothing herein shall prevent the Corporation, the Trustee or any agent of the Corporation or the Trustee from giving effect to any written certificate, proxy or other authorization furnished by a Depositary, or impair, as between a Depositary and its participants in any global Debenture, the operation of customary practices governing the exercise of the rights of a holder of a Debenture of any series, including, without limitation, the granting of proxies or other authorization of participants to give or take any request, demand, authorization, direction, notice, consent, waiver or other action that a holder is entitled to give or take under this Indenture.

     Neither the Corporation, the Trustee nor any agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of a global Debenture or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     In respect of any Depositary in the United States of America designated pursuant to Section 2.04 for a global Debenture, such Depositary must, at the

SECTION 2.03

time of its designation, and at all times while it serves as Depositary» be a clearing agency registered under the Securities Exchange Act 1934, as amended, and any other applicable statute or regulation.

     Section 3.10. Limitation on Transfer and Exchange of Global Debenture. Notwithstanding any other provision of this Indenture, unless and until it is exchanged in whole or in part for Debentures in definitive form, a global Debenture representing all or a portion of the Debentures of a series may not be transferred, except as a whole by the Depositary for such series to a nominee of such Depositary or by a nominee of such Depositary or by such Depositary or any such nominee to a successor Depositary for such series or a nominee of such successor Depositary.

     Notwitstanding the foregoing, except as otherwise specified pursuant to Section 2.04, any global Debenture shall be exchangeable pursuant to this Section 3.10 only as provided in this paragraph. If at any time the Depositary for the Debentures of a series notifies the Corporation that it is unwilling or unable to continue as Depositary for the Debentures of such series, or if at any time the Depositary for the Debentures of such series shall no longer be eligible to so act, the Corporation shall appoint a successor Depositary with respect to the Debentures of such series. If (a) a successor Depositary for the Debentures of such series is not appointed by the Corporation within 90 days after the Corporation receives such notice or becomes aware of such ineligibility (thereby automatically making the Corporation’s election pursuant to Section 2.04 no longer effective with respect to the Debentures of such series), (b) the beneficial owners of interests in a global Debentures are entitled to exchange such interests for Debentures of such series and of like tenor and principal amount of another authorized from and denomination, as specified pursuant to Section 2.04, or (c) the Corporation in its sole discretion determines that the Debentures of any series issued in the form of one or more global Debentures shall no longer be represented by such global Debenture or Debentures, then without unnecessary delay, but, if appropriate, in any event not later than the earliest date on which such interests may be so exchanged, the Corporation shall deliver to the Trustee definitive Debentures in aggregate principal amount equal to the principal amount of such global Debenture, executed by the Corporation. On or after the earliest date on which such interests are or may be so exchanged, such global Debenture shall be surrendered by the Depositary to the Trustee, as the Corporation’s agent for such purpose, to be exchanged, in whole or from time to time in part, for definitive Debentures upon payment by the beneficial owner of such interest, at the option of the Corporation, of a charge for such exchange and of a

SECTION 2.03

     proportionate share of the cost of printing such definitive Debentures, and the Trustee shall certify and deliver, (a) to each person specified by the Depositary in exchange for each portion of such global Debenture, an equal aggregate principal amount of definitive Debentures of the same series of authorized denominations and of like tenor as the portion of such global Debenture to be exchanged, and (b) to such Depositary a global Debenture in a denomination equal to the difference, if any, between the principal amount of the surrendered global Debenture and the aggregate principal amount of definitive Debentures delivered to holders thereof; provided, however, that no such exchanges may occur during a period beginning at the opening of 15 Business days before any selection of Debentures of that series to be redeemed and ending on the relevant redemption date. If a Debenture is issued in exchange for any portion of a global Debenture after the close of business at the office or agency where such exchange occurs on (i) any regular record date and before the opening of business at such office or agency on the relevant interest payment date, or (ii) any record date for the payment of defaulted interest and before the opening of business at such office or agency on the related proposed date for payment of defaulted interest, interest or defaulted interest, as the case may be, will not be payable on such interest payment date or proposed date for payment of defaulted interest, as the case may be, in respect of such Debenture, but will be payable on such interest payment date or proposed date for payment of defaulted interest, as the case may be, only to the person to whom interest in respect of such portion of such permanent global Debenture is payable in accordance with the provisions of this Indenture.”

     SECTION 2.04. Partial Redemption. Section 4.04(2) of the Original Trust Indenture is hereby amended to add at the end thereof the following:

     “; except that if a global Debenture is so surrendered, the Trustee shall certify and deliver to the Depositary for such global Debenture, without charge, a global Debenture in a denomination equal to and in exchange for the unredeemed portion of the principal of the global Debenture so surrendered.”

SECTION 3.01
ARTICLE THREE Issue of Series ES Debentures

     SECTION 3.01. Limit of Issue and Designation. A series of Debentures is hereby created and authorized to be issued pursuant to the Original Trust Indenture consisting of and limited to U.S.$200,000,000 principal amount in lawful money of the United States of America and hereby designated “9.50% Debentures, Series ES, Due 2010”.

     SECTION 3.02. Form and Terms of Series ES Debentures. The Series ES Debentures shall be issued as fully registered Debentures only in denominations of any multiple of U.S.$1,000; shall be in the English language only and be in or substantially in the forms set forth in Article Five; each of the Series ES Debentures shall be dated October 16, 1995; shall be payable in lawful money of the United States of America on October 15, 2010 at the office or agency of the Corporation in the Borough of Manhattan, The City and State of New York, and shall bear interest payable at any one of the said places at the holder’s option in like money at the rate of 9.50% per annum; the first of such interest payments to be made on April 15, 1996 and thereafter half-yearly on April 15 and October 15 in each year, shall be non-redeemable prior to October 15, 2010 and shall bear such distinguishing letters and numbers as the Trustee shall approve.

     The interest payment to be made on April 15, 1996 will be U.S.$47.24 per U.S.$1,000 principal amount of Series ES Debentures.

     The Series ES Debentures initially shall be issued solely in the form of one or more global Debentures, and until the Corporation shall specify otherwise, The Depository Trust Company is hereby designated as Depositary for the Series ES Debentures.

     SECTION 3.03. Issue of Series ES Debentures. Series ES Debentures to the aggregate principal amount of U.S.$200,000,000 in definitive form may be executed by the Corporation and certified by or on behalf of the Trustee and delivered by the Trustee to or upon the written order of the Corporation, without the Trustee receiving any consideration therefor, upon the exercise of the Warrants in accordance with the provisions of such Warrants and of the Warrant Indenture.

     SECTION 3.04. Registration and Transfer. In accordance with Section 3.01(1) of the Original Trust Indenture, the Corporation hereby designates (i) the

SECTION 3.04

principal transfer office of the Trustee in the City of Montreal and the corporate trust office of Bank of Montreal Trust Company in The City of New York, New York as the places where Series ES Debentures which are entitled to registration of transfer or exchange may be presented for such purposes and (ii) the principal office of Bank of Montreal Trust Company in The City of New York, New York as the place where Series ES Debentures may be presented for payment.

     SECTION 3.05. Notice to Series ES Debentureholders. The Trustee shall, within 90 days after the occurrence of a default, give to all holders of Series ES Debentures notice (in the manner provided in Article Twelve of the Original Trust Indenture) of all defaults known to the Trustee, unless such defaults shall have been cured before the giving of such notice (the term “defaults” for the purpose of this section 3.05 being hereby defined to be the events specified in subsections (a), (b), (c), (d), (e) and (f) of section 6.01 of the Original Trust Indenture, not including periods of grace, if any, provided for therein and irrespective of the giving of the notice specified in subsection (d) of section 6.01 of the Original Trust Indenture); and provided that, except in the case of default in the payment of the principal of or interest on any of the Series ES Debentures, the Trustee shall be protected in withholding such notice if and so long as the board of directors, or the executive committee thereof, of the Trustee in good faith determines that the withholding of such notice is in the interest of the holders of the Series ES Debentures.

SECTION 4.01
ARTICLE FOUR Redemption and Purchase of Series ES Debentures

     SECTION 4.01. Not Redeemable. The Series ES Debentures may not be redeemed for any purpose prior to maturity.

     SECTION 4.02. Purchase of Series ES Debentures. The Corporation shall have the right at any time and from time to time to purchase Series ES Debentures in the market, by tender or by private contract at any price.

SECTION 5.01
ARTICLE FIVE Forms of Series ES Debentures
SECTION 5.01. Form of Series ES Debentures. The following is the form of definitive Series ES Debentures referred to in section 3.02:

No.	U.S. $

BELL CANADA 9.50% DEBENTURE, SERIES ES, DUE 2010
     BELL CANADA (hereinafter called the “Corporation”) for value received hereby acknowledges itself indebted and promises to pay to or registered assigns on October 15, 2010, or on such earlier date as the principal hereof may become due in accordance with the provisions of the Trust Indenture hereinafter mentioned, the principal sum of DOLLARS in such coin or currency of the United States of America as at the time of payment shall be legal tender for the payment of public and private debts, on presentation and surrender of this Debenture at the office or agency of the Corporation in the Borough of Manhattan, The City and State of New York, and such other location or locations as may be provided for pursuant to the Trust Indenture, and to pay interest on the said principal sum at the rate of 9.50% per annum in like money, half-yearly on April 15, and October 15 in each year, commencing April 15, 1996, until payment of the said principal sum, from the date hereof or from the interest payment date next preceding the date of certification hereof, whichever shall be the later, unless such date of certification be an interest payment date, in which event this Debenture shall bear interest from such interest payment date, such interest to be payable at any one of the said places at the holder’s option; and should the Corporation at any time make default in the payment of the principal or interest, to pay interest on the amount in default at the same rate in like money at the same places and half-yearly on the same dates. Interest hereon shall be payable (except at maturity when interest may at the option of the Corporation be paid on surrender hereof) by cheque mailed to the registered holder hereof as provided in the Trust Indenture and, subject to the provisions of the Trust Indenture, the mailing of such cheque shall satisfy and discharge the liability for interest on this Debenture to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold therefrom.

SECTION 5.01

     This Debenture is one of the Debentures of the Corporation issued or issuable in one or more series under the provisions of an indenture (which indenture together with all instruments supplemental or ancillary thereto is herein referred to as the “Trust Indenture”) made as of July 1, 1976, between the Corporation and The Royal Trust Company, as Trustee (hereinafter called the “Trustee”). The 9.50% Debentures, Series ES, Due 2010 (herein sometimes referred to as the “Series ES Debentures”), of which this is one, are limited to an aggregate principal amount of U.S.$200,000,000 in lawful money of Canada and mature on October 15, 2010. The aggregate principal amount of Debentures of other series which may be issued under the Trust Indenture is unlimited, but such Debentures may be issued only upon the terms and subject to the conditions provided in the Trust Indenture.

     This Debenture and all other Debentures certified and delivered under the Trust Indenture rank equally and ratably without discrimination, preference or priority. This Debenture is an unsecured direct obligation of the Corporation. Reference is made to the Trust Indenture for particulars of the rights of the holders of Debentures and of the Corporation and of the Trustee and the terms and conditions upon which the Debentures are issued and held, to all of which the holder of this Debenture, by acceptance hereof, assents.

     The Series ES Debentures may not be redeemed for any purpose prior to October 15, 2010.

     The right is reserved to the Corporation to purchase Series ES Debentures in the market, by tender or by private contract at any price.

     In case an event of default, as defined in the Trust Indenture, shall have occurred, the principal of and interest on all Debentures outstanding under the Trust Indenture may be declared, and shall thereupon become, immediately due and payable, with the effects and subject to the conditions set forth in the Trust Indenture. The Trust Indenture contains provisions for the waiver of defaults and cancellation of declarations and provides the terms and conditions under which such waivers and cancellations may be made.

     The Trust Indenture contains provisions making binding upon all holders of Debentures outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by the holders of a specified majority of Debentures outstanding.

SECTION 5.01

     Upon presentation at the principal office of the Trustee in Montréal or of Bank of Montreal Trust Company in The City and State of New York, or at such other facilities as the Corporation may provide from time to time, subject to the provisions of the Trust Indenture and upon compliance with the reasonable requirements of the Trustee: (1) Debentures of any denomination may be exchanged for Debentures of any other authorized denomination, in each case of the same series and of the same aggregate principal amount; and (2) a Debenture may be transferred by the registered holder thereof or his executors, administrators or other legal representatives or his or their attorney duly appointed in writing.

     This Debenture shall not become obligatory for any purpose until it shall have been certified by or on behalf of the Trustee for the time being under the Trust Indenture.

     IN WITNESS WHEREOF Bell Canada has caused its corporate seal to be hereto affixed and this Debenture to be signed by its President and its Corporate Secretary and dated October 16, 1995.

BELL CANADA

Corporate Secretary	President

(Seal)

SECTION 5.01
(Form of Trustee’s Certificate) TRUSTEE’S CERTIFICATE
This Debenture is one of the 9.50% Debentures, Series ES, Due 2010 referred to in the Trust Indenture within mentioned.

Date of certification
THE ROYAL TRUST COMPANY, Trustee

By:
Authorized Officer

(Form of Transfer) TRANSFER

     FOR VALUE RECEIVED, the undersigned hereby assign(s) and transfer(s) unto the within Debenture, together with the principal thereof and all accrued interest thereon, hereby irrevocably constituting and appointing attorney to transfer the said Debenture on the register maintained for that purpose with full power of substitution in the premises.

Dated

In the presence of:

SECTION 5.02

     SECTION 5.02. Form of Series ES Global Debenture. The Global Debenture in respect of the Series ES Debentures shall be in the form set forth in Section 5.01 hereof with the following legend appearing on the face thereof:

     “Unless this Series ES Debentures is presented by an authorized representative of The Depository Trust Company, a New York corporation, (55 Water Street, New York, New York) to Bell Canada or its agent for registration of transfer, exchange or payment, and any Series ES Debenture issued is registered in the name of Cede & Co. or such other name as requested by an authorized representative of The Depository Trust Company (and any payment is made to Cede & Co. or to such other entity as is requested by an authorized representative of The Depository Trust Company), any transfer, pledge, or other use hereof for value or otherwise by or to any person is wrong in as much as the registered owner hereof, Cede & Co., has an interest herein.”

SECTION 6.01
ARTICLE SIX Execution

     SECTION 6.01. Counterparts and Formal Date. This Fortieth Supplemental Trust Indenture may be executed in several counterparts, each of which so executed shall be deemed to be an original, and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear date as of March 8, 1994.

     IN WITNESS WHEREOF the parties hereto have declared that they have required that these presents be in the English language and have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

BELL CANADA

(Signed) M. BUONAMICI	by: (Signed) R.A. HAMILTON HARDING
Witness

(Signed) M. DI BENEDETTO	and: (Signed) T.H. STEELE
Witness
(Seal)
THE ROYAL TRUST COMPANY
— COMPAGNIE TRUST ROYAL

(Signed) S. MARINEAU	by: (Signed) M. LONGPRÉ
Witness

(Signed) N. SIMONEAU	and: (Signed) E. REINHOLD
Witness
(Seal)

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bell Canada
(signed) Patricia A. Olah
Patricia A. Olah Corporate Secretary
Date: February 24, 2006